Part III, Item 3: Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

X Yes ☐ No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

JPMS can deny a Subscriber access to JPM-X (both direct access and access via the algorithms/SOR) if the Subscriber fails to satisfy the requirements for becoming a JPMS client or accessing JPM-X (see Part III, Item 2) or based on considerations suggesting high-risk activity, including regulatory actions, surveillance findings indicating potential market manipulation, or other inappropriate activity, or JPMS' overall business relationship with the Subscriber and its affiliates. JPMS also can deny a Subscriber access to JPM-X if ECS Liquidity Product Specialists, responsible for the operation of JPM-X, detect systematic behavior resulting in a materially negative impact to the operation of JPM-X or to other Subscribers as evidenced by, e.g., significant price reversion, a high cancellation rate, or a low firm-up rate in response to firm-up invitations (see Part III, Item 9). Moreover, JPMS reserves the right (i) to disable any JPM-X functionality, in whole or in part, if such functionality experiences technical issues or could otherwise pose a detrimental risk to Subscribers, JPM-X, or the capital markets and (ii) to restrict the entry of a Subscriber's Firm/Conditional Orders into JPM-X if certain thresholds are exceeded (e.g., risk limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5) or to mitigate operational risk by reducing the volume of messaging in JPM-X.

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?

X Yes ☐ No

...

Part III, Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

JPMS can, in its sole discretion, elect to suspend operation of JPM-X at any time, including the suspension of trading in individual NMS stocks for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds. JPMS also may suspend trading in an NMS stock if, e.g., (i) JPMS is unable to report trades in that stock as described in response to Part III, Item 21 or (ii) the market data received by JPM-X for the stock from the Securities Information Processors (discussed in response to Part III, Item 23) is unavailable, unstable, experiencing unacceptable latencies, or detected to be providing quotes that appear to have quality issues. JPMS will make reasonable efforts to notify electronically Subscribers that access JPM-X directly in a timely manner in the event of such suspensions.

In the event of a technical system outage at JPM-X, the JPMS Electronic Trading Technology Production Management team can in its discretion:

-- Disable routing from the algorithms/SOR to JPM-X;

-- Disable routing from JISU to JPM-X;

-- Disable the acceptance of orders in JPM-X; and

-- Cease the matching process in JPM-X by cancelling any open Firm/Conditional Orders.

If an NMS stock is subject to a regulatory or trading halt, JPM-X will continue to accept Firm/Conditional Orders in that NMS stock and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock using the priority logic described in response to Part III, Item 11(c), but JPM-X will not match or execute Firm/Conditional Orders in that NMS stock.

In the event of a halt in an NMS stock imposed by JPM-X, it will not accept, match, or execute Firm/Conditional Orders in that NMS stock and will not accept instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock.

Moreover, as noted in response to Part III, Item 3(a), JPMS reserves the right (i) to disable any JPM-X functionality, in whole or in part, if such functionality experiences technical issues or could otherwise pose a detrimental risk to Subscribers, JPM-X, or the capital markets and (ii) to restrict the entry of a Subscriber's Firm/Conditional Orders into JPM-X if certain thresholds are exceeded (e.g., risk limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5) or to mitigate operational risk by reducing the volume of messaging in JPM-X. For instance, JPMS reserves the right to disable matching in JPM-X when market conditions warrant a reduction of operational risk (*e.g.,* in the event of excessive market volatility).

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?

X Yes ☐ No